May 20, 2019

Ms. Claire Erlanger
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    Norfolk Southern Corporation
Form 10-K for the Year Ended December 31, 2018
Filed February 8, 2019
Form 10-Q for the Period Ended March 31, 2019
Filed April 24, 2019
Commission File No. 001-08339

Dear Ms. Erlanger:

Norfolk Southern Corporation (“NS” or “we”) respectfully submits the following response to the Staff’s comments in its letter to Cynthia C. Earhart dated May 7, 2019 (which comments have been reproduced here in italics).

Form 10-K for the Year Ended December 31, 2018
Note 2. Railway Operating Revenues, page K-44

1.
We note that based on your letters dated August 10, 2018 and September 21, 2018, you are accounting for your interline transactions on a net basis as you consider yourself an agent in the transaction. To the extent that this business is a material part of your revenue activity, we believe that the notes to the financial statements should disclose the nature of this activity and your accounting for these transactions, as it does require significant judgments and estimates in revenue recognition. See ASC 606-10-50-1.

In response to the Staff’s comment, we will disclose the nature of our interline transactions and our accounting for these transactions in our Form 10-K for the year-ending December 31, 2019.

Form 10-Q for the Quarter Ended March 31, 2019
Note 8. Leases, page 13

2.
We note your disclosure that your equipment leases have remaining terms of less than 1 year to 9 years and your lines of property leases have remaining terms of less than 1 year to 138 years. Please explain to us how you determine the classification of your leases as either operating or financing. In this regard, please tell us how you address each of the criteria in ASC 842-10-25-2, and specifically whether the lease term is for a major part of the remaining economic life of the asset. Also, please tell us if there are any residual value guarantees for your leases. See ASC 842-20-50-3.

We elected the package of practical expedients under the transition guidance with respect to our implementation of Financial Accounting Standards Board Accounting Standards Codification (ASC) 842. As such, all leases entered into prior to January 1, 2019 were classified in accordance with the lease classification criteria provided for in paragraph ASC 840-10-25-1, while all leases entered into subsequent to adoption are classified in accordance with ASC 842. Specifically, we classify leases as a financing lease if any of the criteria in paragraph ASC 842-10-25-2 (a) through (e) are met, or as an operating lease if none of those criteria are met. None of the leases disclosed in footnote 8 within our Form 10-Q for the quarter ended March 31, 2019 contain:

•	Transfers of ownership of the underlying asset to us at the end of the lease term;

•	Options to purchase the underlying asset that we are reasonably certain to exercise;

•	Lease terms for the major part of the remaining economic life of the underlying asset;

•
Present values of the sum of the lease payments equal to or exceeding substantially all of the fair value of the underlying asset (we have determined that the term “substantially all” refers to an amount equal to or in excess of 90%); nor

•	Underlying assets of such a specialized nature that they are expected to have no alternative use to the lessor at the end of the lease term.

As such, these leases have been classified as operating leases.

Specifically with respect to the third bullet above, we compare the total lease term (determined as the base lease term plus any renewal options that we are reasonably certain to exercise), to the remaining period over which the underlying asset is expected to be economically usable. If that amount is less than 75%, we would classify the lease as an operating lease as we do not believe that the threshold for “major part of the remaining economic life of the underlying asset” has been met.

The following table categorizes our lease population into four groups of remaining lease terms along with the corresponding percentage that each group represents of the total right-of-use asset recorded at March 31, 2019, which supports the calculation of our weighted-average remaining lease term for all of our operating leases of 8.7 years.

Remaining Lease Term	Percentage of Right-of-Use Asset
Less than 1 to 10 years	69%
11 years to 20 years	28%
21 years to 40 years	--%
41 years to 138 years	3%
100%

Substantially all of the leases in the “11 years to 20 years” group and all of the leases in the “41 years to 138 years” group are land leases – each of which were entered into prior to the adoption of ASC 842 on January 1, 2019. As such, the classification of these leases was based on the criteria in paragraph ASC 840-10-25-37. Because these leases do not contain transfer of ownership provisions nor bargain purchase options they were classified as operating leases.

There are no material residual value guarantees for our leases with the exception of the non-cancellable lease referenced below within the Staff’s fourth question and disclosed in the notes to the financial statements in our Form 10-Q for the quarter ended March 31, 2019.

3.	We note your disclosure that your weighted average discount rate on operating leases is 3.52%. Please tell us and revise to disclose how you determined the discount rate. See ASC 842-20-50-3(c)(3).

ASC 842-20-30-2 through 30-4 provides guidance with respect to the selection of a discount rate for purposes of calculating the present value of the lease liability. Because the rates implicit in most of our leases are not readily determinable, upon adoption of ASC 842 on January 1, 2019, we used our estimated incremental borrowing rate. Our incremental borrowing rate is based on our estimated rate of interest for a collateralized borrowing over a similar term as the lease payments. We have used the portfolio approach as permitted by ASC 842 and we have grouped the leases into short, medium and long-term categories and applied corresponding incremental borrowing rates to these categories of leases. The same process is followed for any new leases at their commencement dates or modifications to existing leases that require remeasurement.

In response to the Staff’s comment, we will disclose how we determine our discount rate in our Form 10-Q for the quarter-ending June 30, 2019.

4.
We note that during March 2019, you entered into a non-cancellable lease for an office building with an estimated construction cost of $550 million. Please explain to us how you account for this project and lease agreement under ASC 842. See guidance in ASC 842-40-55-3 through 55-5.

On March 1, 2019, we entered into a build-to-suit lease transaction with a bank to finance the construction of our new corporate headquarters in Atlanta, Georgia. Construction is expected to commence on or before June 30, 2019 and is expected to be completed prior to November 2021. We are acting as the construction agent on behalf of the bank and will manage those aspects of construction conveyed to us pursuant to a construction agency agreement between us and the bank. The construction costs will be funded by the bank via monthly advance requests made by us in our capacity as construction agent.

Prior to the construction commencement, we purchased the land upon which construction will take place from an unrelated third-party and immediately leased the land to the bank for a term of 99 years in exchange for an annual fair market ground rental payment. Upon construction completion, we will enter into a lease with the bank for the completed building.

Based on the nature of the transaction (i.e., a prospective lessee being involved in the construction of an asset that it will lease upon construction completion), we evaluated whether we would be considered the accounting owner of the project during its construction pursuant to the “build-to-suit accounting” framework in ASC 842.

We performed a control-based analysis as provided for in paragraph ASC 842-40-55-5 in order to determine if we controlled the building being constructed prior to the lease commencement date. We determined that we did not meet any of the control indicators detailed in paragraph ASC 842-40-55-5. Specifically:

a.	“The lessee has the right to obtain the partially constructed underlying asset at any point during the construction period (for example, by making a payment to the lessor).”

We do not have any right or obligation (contingent or otherwise) to obtain title to the project during the construction period (i.e., no explicit or in-substance lessee purchase options and no explicit or in-substance owner-lessor put options).

b.
“The lessor has an enforceable right to payment for its performance to date, and the asset does not have an alternative use (see paragraph 842-10-55-7) to the owner-lessor. In evaluating whether the asset has an alternative use to the owner-lessor, an entity should consider the characteristics of the asset that will ultimately be leased.”

The building does have an alternative use to the bank. The building being constructed is Class A office space located in downtown Atlanta and is not highly specialized for NS’ use. As such, the bank could likely find an alternative tenant to lease the office space.

c.	“The lessee legally owns either:

1.	Both the land and property improvements (for example, a building) that are under construction

2.	The non-real-estate asset (for example, a ship or an airplane) that is under construction.”

We do not legally own both the land and the building that is under construction.

d.
“The lessee controls the land that property improvements will be constructed upon (this includes where the lessee enters into a transaction to transfer the land to the lessor, but the transfer does not qualify as a sale in accordance with paragraphs 842-40-25-1 through 25-3) and does not enter into a lease of the land before the beginning of construction that, together with renewal options, permits the lessor or another unrelated third party to lease the land for substantially all of the economic life of the property improvements.”

While we own the land that the building is being constructed upon, we have entered into a long-term lease with the bank, prior to the commencement of construction, for 99 years which we considered to constitute substantially all of the economic life of the building.

e.
“The lessee is leasing the land that property improvements will be constructed upon, the term of which, together with lessee renewal options, is for substantially all of the economic life of the property improvements, and does not enter into a sublease of the land before the beginning of construction that, together with renewal options, permits the lessor or another unrelated third party to sublease the land for substantially all of the economic life of the property improvements.”

As noted above, NS owns the land that the building is being constructed upon and we have entered into a long-term lease with the bank prior to the commencement of construction.

In addition to the analysis performed based on the ASC 842 criteria, we also performed an analysis under the transfer of control provisions, as prescribed in paragraph ASC 606-10-25-27, to further assess whether we controlled the project during the construction period. Based on these analyses, we determined that we would not be considered the accounting owner of the project during construction because we do not control the project prior to lease commencement under an ASC 842 or ASC 606 model. Accordingly, prior to lease commencement, we will account for any NS-incurred construction costs in accordance with ASC 360 and upon lease commencement, we will classify the lease for the building and record a corresponding lease liability and right-of-use asset in accordance with ASC 842.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in our filings. If you would like to discuss this further or would like additional information, please feel free to call me at (757) 629-2765.

Very truly yours,

/s/ Jason A. Zampi
Jason A. Zampi
Vice President and Controller
Norfolk Southern Corporation

cc:    Cynthia C. Earhart, Executive Vice President Finance and CFO